SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces ADS Ratio Change and Quarterly Dividend Policy

São Paulo, November 8, 2005 – GOL Linhas Aéreas Inteligentes (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-cost, low-fare airline, today announced that its Board of Directors approved management’s recommendation for a ratio change in the Company’s American Depositary Receipt (ADR) program from a ratio of one (1) American Depositary Share (ADS) representing two (2) preferred shares to a ratio of one (1) ADS representing one (1) preferred share in the Company. The purpose of the ADS ratio change is to increase liquidity in the trading of GOL ADSs on the NYSE.

The change in the ratio of ADSs to preferred shares will become effective after the receipt of required approvals from the Brazilian Securities Commission (CVM) and the New York Stock Exchange (NYSE) and will be filed with the U.S. Securities Exchange Commission (SEC).

As a result of the ratio change, ADS holders of record will automatically receive on the distribution date, on or about December 12, 2005, one additional ADS for each ADS held on the record date, on or about December 9, 2005. The ratio change will not affect holders of the Company’s ordinary and preferred shares. Existing ADSs will continue to be valid and will not have to be exchanged.

Once determined, the Company will promptly communicate the official record date and the official effective/distribution date for the ratio change.

GOL’s President and CEO, Constantino de Oliveira Jr., said that the ratio change comes during a successful period of growth for the Company. GOL ADSs recently reached an all-time high of US$40.65 per ADS and have increased in value by more than 130% since GOL’s IPO in June 2004. “This has been a rewarding year for GOL shareholders,” Oliveira said. “The execution of our strategy is providing strong earnings growth, which is being reflected in our stock price.”

The procedure for the ratio change will be implemented by The Bank of New York acting as the ADS depositary bank. The full text of the documents regarding approval of the ratio change at the Board of Directors meeting is available to any interested parties at GOL Linhas Aéreas Inteligentes head office or on the websites of GOL, the BOVESPA, the Brazilian Securities Commission, and the SEC.

Dividend Policy

In addition, GOL’s Board approved management’s recommendation to alter the frequency of cash dividend payments from yearly to quarterly, beginning with the first quarter of 2006. Oliveira said that making payments on a quarterly basis is consistent with the current growth profile and financial needs of the business. “This dividend policy will strike a balance between providing a current yield and ensuring that we will have resources available to fund company growth,” Oliveira said. “With the changed dividend policy, GOL intends to provide investors with the advantage of a regular quarterly dividend and the potential for share price appreciation from a leading, high growth airline.”

About GOL Linhas Aéreas Inteligentes
GOL Linhas Aéreas Inteligentes, a “low-cost, low-fare” airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single class of service. It also has one of the youngest and most modern fleets in the industry that results in low maintenance, fuel and training costs, with high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best value proposition in the market. GOL currently offers over 400 daily flights to 45 major business and travel destinations in Brazil and Argentina, with substantial expansion opportunities. GOL growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL shares are listed on the NYSE and the Bovespa. For more information, flight times and fares, please access our site at www.voegol.com.br or call 0300-789-2121 in Brazil, 0810-266-3131 in Argentina, 800-1001 21, in Bolivia, or 55 11 2125-3200 from overseas. GOL: here everyone can fly!

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations:
Ph: (5511) 5033 4393
e-mail: ri@golnaweb.com.br
site: www.voegol.com.br/ir

Media – Brazil and Latin America:	Media – U.S. and Europe:
Roberta Corbioli and Márcia Bertoncello	Meaghan Smith
MVL Comunicação (São Paulo)	Gavin Anderson & Company (New York)
Ph: (5511) 3049-0343 / 0341	Ph: 212-515-1904
e-mail: roberta.corbioli@mvl.com.br	e-mail: msmith@gavinanderson.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.